Michael A. Littman
                                Attorney at Law
                               7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567



                               December 19, 2007



Securities and Exchange Commission
Attn: Keira Ino
Mail Stop 6010
100 F Street, N.E.
Washington, DC  20549

Re:     XECHEM INTERNATIONAL, INC.
        Item 4.02 Form 8-K
        Filed December 4, 2007
        File No. 000-23788

Dear Ms. Ino:

     We have received your correspondence, dated December 4, 2007, regarding Xechem International, Inc., as referenced above.

     We are requesting an extension in delivering our response to your office and will deliver the requested information on or about January 3, 2007.

     If you have any questions, please do not hesitate to contact myself.

                                           Sincerely,


                                           /s/ Michael A. Littman
                                           Michael A. Littman

MAL:kjk

cc:     Mr. Mitchell D. Goldsmith, Esq.
        Mr. Robert Swift